

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

December 4, 2009

Mr. James Hyatt
President, Chief Executive Officer and Director
Così, Inc.
1751 Lake Cook Road
Deerfield, IL 60015

> **Re:** **Così, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed November 24, 2009**
> **File No. 333-162233**

Dear Mr. Hyatt:

We have received your response to our comment letter dated November 20, 2009 and have the following additional comments. Please note that the page numbers cited below correspond to the marked copy that you provided to the Staff.

General

1. We note your response to our prior comment 1. Please tell us whether or not you will be filing the amended Rights Agreement or a Form of the Rights Agreements on Form 8-K after completion of the rights offering and amendment of the Rights Agreement.

Cover Page of Prospectus

2. Please revise the second full paragraph to disclose the closing sales price of your common stock on November 13, 2009. Similarly revise throughout your filing.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney Advisor

Cc: Mr. Dennis J. Block, Esq.
       via facsimile (212) 504-6666